UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press Release

MTS Notifies on Automatic conversion of ADRs

August 16, 2022

MOSCOW, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces that today it has filed an application with J.P. Morgan Bank International of the launch of MTS ADR automatic conversion into ordinary shares under the current Russian legislation1. J.P. Morgan Bank International is the Russian depositary which accounts for American Depositary Receipts (ADR) of MTS under MTS ADR Program held by JPMorgan Chase Bank, N.A. (JPMorgan).

During the automatic conversion process, all Russian depositaries that currently account for ADRs will write ADRs off from the holders' accounts and credit MTS ordinary shares instead. No action is required on the part of ADR holders, independently on if they are residents or non-residents of Russian Federation. The entire conversion process should take approximately 3 weeks, starting from August 16, 2022.

ADR holders can also apply for compulsory conversion with regard to ADRs, if those are in the custody of foreign depositories and if the holders are due to restrictions, unable to carry out the conversion in any other way. To do this, they should, no later than October 11, 2022, file a request to J.P. Morgan Bank International with a free-form application. It is also required to attach any available documents evidencing the possession of receipts as well as any other relevant information. J.P. Morgan Bank International is obliged to refuse on carrying out the forced conversion to all applied holders if the applications indicate a greater number of MTS shares than is available on the custody account of depository programs. In the course of the compulsory conversion the ADR holders shall receive the MTS ordinary shares in the custody account with J.P. Morgan Bank International. Please note that the right to dispose of the shares received through compulsory conversion is temporarily restricted by the Bank of Russia’s prescription. The compulsory conversion shall be carried out no later than October 25, 2022.

[1] Federal Law N 319-FZ On Amendments to Certain Legislative Acts of the Russian Federation, dated 14 July 2022, Decision of the Bank of Russia’s Board of Directors On Adopting the Procedure for the Automatic Conversion of Foreign-Issuer Securities that Certify Rights to Russian-Issuer Shares into Russian-Issuer Shares, dated 22 July 2022.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems Public Joint Stock Company (“MTS” – MOEX: MTSS) is Russia’s largest mobile operator and a leading provider of network-native digital services. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as unified communications, cloud computing and IoT. There are more than 88 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including around 80 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 5,600 owned and franchised retail outlets in Russia, and provides nearly 10 million households with broadband, TV, and/or fixed-line telephone connectivity. MTS is majority-owned by Sistema PJSFC, a publicly-traded Russian investment company. MTS’s shares are listed on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including the decline in the value of the Russian ruble against the U.S. dollar and the euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: August 16, 2022